Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		Sept 30,	December 31,
	Notes	2019	2018
ASSETS

Current assets
Cash and cash equivalents		$21,986	$33,376
Other investments		64	88
Accounts receivable	4	29,222	26,947
Inventories	5	17,865	14,894
Prepaid expenses		1,973	2,704
Total current assets		71,110	78,009

Non-current deposits		606	1,114
Deferred income tax asset		10,887	9,147
Intangible assets	7	1,096	-
Right-of-use leased assets	8	1,509	-
Mineral properties, plant and equipment	9	87,574	88,777

Total assets		$172,782	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$17,104	$19,470
Income taxes payable		1,701	4,050
Loans payable	10	2,646	-
Lease liabilities	11	213	-
Total current liabilities		21,664	23,520

Deferred lease inducement		-	217
Loans payable	10	4,997	-
Lease liabilities	11	1,093	-
Provision for reclamation and rehabilitation		8,351	8,195
Deferred income tax liability		498	335
Total liabilities		36,603	32,267

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 139,908,219 shares (Dec 31, 2018 - 130,781,052 shares)	Page 4	478,241	459,109
Contributed surplus	Page 4	10,900	9,676
Retained earnings (deficit)		(352,962)	(324,005)
Total shareholders' equity		136,179	144,780
Total liabilities and shareholders' equity		$172,782	$177,047

Commitments and contingencies (Notes 9, 10 ,11, and 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2019	2018	2019	2018
Revenue		$28,589	$37,581	$87,114	$116,676

Cost of sales:
Direct production costs		21,529	27,574	72,165	77,100
Royalties		446	421	1,099	1,296
Share-based payments	12(b)(c)	50	-	158	(93)
Depreciation, depletion and amortization		7,054	13,104	21,319	30,718
Write down of inventory to net realizable value	5	1,224	1,262	5,943	4,544
		30,303	42,361	100,684	113,565

Mine operating earnings (loss)		(1,714)	(4,780)	(13,570)	3,111

Expenses:
Exploration	13	1,724	3,965	7,264	10,418
General and administrative	14	2,341	1,316	7,392	6,845
Severance costs		-	-	1,100	-
		4,065	5,281	15,756	17,263

Operating earnings (loss)		(5,779)	(10,061)	(29,326)	(14,152)

Finance costs		177	62	372	160

Other income (expense):
Foreign exchange		(946)	1,906	(703)	1,009
Investment and other		79	99	(114)	311
		(867)	2,005	(817)	1,320

Earnings (loss) before income taxes		(6,823)	(8,118)	(30,515)	(12,992)

Income tax expense (recovery):
Current income tax expense		512	291	1,394	2,944
Deferred income tax expense (recovery)		(567)	(2,957)	(1,740)	(7,158)
		(55)	(2,666)	(346)	(4,214)
Net earnings (loss) for the period		(6,768)	(5,452)	(30,169)	(8,778)

Basic earnings (loss) per share based on net earnings		$(0.05)	$(0.04)	$(0.23)	$(0.07)
Diluted earnings (loss) per share based on net earnings	12 (f)	$(0.05)	$(0.04)	$(0.23)	$(0.07)

Basic weighted average number of shares outstanding		137,739,857	128,805,441	133,788,084	127,959,526
Diluted weighted average number of shares outstanding	12 (f)	137,739,857	128,805,441	133,788,084	127,959,526

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of US dollars, except share amounts)

					Accumulated
					Comprehensive	Retained	Total
		Number of	Share	Contributed	Income ("OCI")	Earnings	Shareholders'
	Note	shares	Capital	Surplus	(Loss)	(Deficit)	Equity

Balance at December 31, 2017		127,488,410	450,740	8,747	127	(313,097)	146,517

Public equity offerings, net of issuance costs	12(a)	2,024,999	5,401	-	-	-	5,401
Exercise of options	12(b)	127,000	387	(131)	-	-	256
Share based compensation	12(b)(c)	-	-	1,894	-	-	1,894
Unrealized gain (loss) on other investments
tranferred to retained earnings		-	-	-	(127)	127	-
Expiry and forfeiture of options		-	-	(1,404)	-	1,404	-
Reallocation of performance share unit liability		-	-	38	-	-	38
Earnings (loss) for the year		-	-	-	-	(8,778)	(8,778)
Balance at September 30, 2018		129,640,409	$456,528	$9,144	$-	$(320,344)	$145,328

Public equity offerings, net of issuance costs	12(a)	1,140,643	2,581	-	-	-	2,581
Exercise of options	12(b)	-	-	-	-	-	-
Share based compensation	12(b)(c)	-	-	532	-	-	532
Expiry and forfeiture of options	12(b)	-	-	-	-	-	-
Earnings (loss) for the year		-	-	-	-	(3,661)	(3,661)
Balance at December 31, 2018		130,781,052	$459,109	$9,676	$-	$(324,005)	$144,780

Public equity offerings, net of issuance costs	12(a)	8,957,167	18,612	-	-	-	18,612
Exercise of options	1 (b)	170,000	520	(177)	-	-	343
Share based compensation	12(b)(c)	-	-	2,613	-	-	2,613
Expiry and forfeiture of options	12(b)	-	-	(1,212)	-	1,212	-
Earnings (loss) for the period		-	-	-	-	(30,169)	(30,169)
Balance at September 30, 2019		139,908,219	$478,241	$10,900	$-	$(352,962)	$136,179

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2019	2018	2019	2018

Operating activities
Net earnings (loss) for the period		$(6,768)	$(5,452)	$(30,169)	$(8,778)

Items not affecting cash:
Share-based compensation	12(b)(c)	763	701	2,613	1,894
Depreciation, depletion and amortization	7,8,9	7,194	13,200	21,735	30,976
Deferred income tax expense (recovery)		(567)	(2,941)	(1,740)	(7,142)
Unrealized foreign exchange loss (gain)		48	84	155	432
Finance costs		177	38	372	113
Write off of mineral properties	9	-	-	45	-
Write down of inventory to net realizable value	5	1,224	1,262	5,943	4,544
Unrealized loss (gain) on other investments		(3)	14	24	60
Net changes in non-cash working capital	15	(7,333)	(2,540)	(13,213)	(5,415)
Cash from (used in) operating activities		(5,265)	4,366	(14,235)	16,684

Investing activites
Property, plant and equipment expenditures	9	(5,497)	(10,020)	(15,160)	(32,757)
Intangible asset expenditures	7	-	-	(204)	-
Redemption of (investment in) non-current deposits		-	-	-	1
Cash used in investing activities		(5,497)	(10,020)	(15,364)	(32,756)

Financing activities
Restricted cash		-	-	-	1,000
Repayment of loans payable	10	(410)	-	(662)	-
Repayment of lease liabilities	11	(51)	-	(154)	-
Interest paid	10,11	(125)	-	(216)	-
Public equity offerings	12(a)	10,255	3,529	19,446	5,600
Exercise of options	12(b)	343	-	343	256
Share issuance costs	12(a)	(298)	(507)	(586)	(591)
Cash from (used in) financing activites		9,714	3,022	18,171	6,265

Effect of exchange rate change on cash and cash equivalents		(72)	179	38	134

Increase (decrease) in cash and cash equivalents		(1,048)	(2,632)	(11,428)	(9,807)
Cash and cash equivalents, beginning of the period		23,106	31,057	33,376	38,277
Cash and cash equivalents, end of the period		$21,986	$28,604	$21,986	$28,604

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on November 3, 2019.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018 except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2018 and accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a modified retrospective basis, without restatement of comparative periods as described in Note 3(a).

Intangible assets

Intangible assets are initially recognized at cost if acquired externally, or at fair value if acquired as part of a business combination and have a useful life of greater than one year. Intangible assets which have finite useful lives are measured at cost less accumulated amortization and accumulated impairment. Intangible assets that are assessed as having a finite useful life are amortized over their useful life on a straight-line basis from the date they become available for use and are tested for impairment if indications exist that they may be impaired. The useful life is determined using the period of the underlying contract or the period of time over which the intangible asset can be expected to be used.

Intangible assets represent computer software licenses, which are being amortized over their underlying contractual period of three years.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(a)    Accounting standards adopted during the year

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located
•	Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are composed of:

•	Fixed payments, including in-substance fixed payments
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
•	Amounts expected to be payable under a residual value guarantee; and
•	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

•	applied a single discount rate to a portfolio of leases with similar characteristics
•	applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition
•	excluded initial direct costs from measuring the right-of-use assets at the date of initial application

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right-of-use assets in the amount of $1,835 and lease liabilities of $1,422 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $403 between right-of-use asset and lease liability relates to the adjustment of lease incentives of $243 offset by the reallocation of a prepaid expense to a right of use asset of $646.

The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16

Operating lease obligations as at December 31, 2018	$2,840
Non -lease components	(942)
Foreign exchange differences	(18)
Other	(1)
Undiscounted Lease Liability	1,879
Effect from discounting at Incremental Borrowing Rate	(457)
Lease obligation as at January 1, 2019	$1,422

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

		September 30,	December 31,
	Note	2019	2018

Trade receivables (1)		$7,419	$5,627
IVA receivables (2)		16,116	15,353
Income taxes recoverable		5,248	5,587
Due from related parties	6	1	1
Other receivables		438	379
		$29,222	$26,947

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted one-month forward price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 18).

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Guanaceví S.A. de C.V. (“Guanaceví,”). At September 30, 2019, El Cubo holds $4,502 and Guanaceví holds $6,673 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2018 – $4,888 and $6,957 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

5.	INVENTORIES

	September 30,	December 31,
	2019	2018

Warehouse inventory	$7,928	$8,638
Stockpile inventory(3)	2,996	1,564
Work in process inventory	704	322
Finished goods inventory (1)(2)	6,237	4,370
	$17,865	$14,894

(1)

The Company held 221,664 silver ounces and 1,992 gold ounces as of September 30, 2019 (December 31, 2018 – 199,897 and 1,956, respectively). These ounces are carried at the lower of cost and net realizable value. As at September 30, 2019, the quoted market value of the silver ounces was $3,768 (December 31, 2018 - $3,091) and the quoted market value of the gold ounces was $2,926 (December 31, 2018 - $2,507).

(2)

The finished goods inventory balance at September 30, 2019 is net of a write down to net realizable value of $276 for finished goods inventory held at the Guanaceví mine. Of this amount $215 is comprised of cash costs and $61 relates to depreciation and depletion and was expensed in the period. The finished goods inventory balance at September 30, 2019 is net of a write down to net realizable value of $221 for finished goods inventory held at the El Compas mine. Of this amount $123 is comprised of cash costs and $98 relates to depreciation.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(3)

The stockpile inventory balance at September 30, 2019 is net of a write down to net realizable value of $727 for stockpile inventory held at the El Compas mine. Of this amount $409 is comprised of cash costs and $318 relates to depreciation and depletion and was expensed in the period.

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis. The charges for these costs totaled $2 and $6 for the three and the nine months ended September 30, 2019 respectively (September 30, 2018 - $7 and $14 respectively). The Company has a $1 net receivable related to these costs as of September 30, 2019 (December 31, 2018 – $1).

The Company was charged $33 and $147 for legal services for the three and the nine months ended September 30, 2019 respectively by a legal firm in which the Company’s corporate secretary is a partner (September 30, 2018 - $43 and $162 respectively). The Company has $26 payable to the legal firm as at September 30, 2019 (December 31, 2018 - $5).

7.	INTANGIBLE ASSETS

Acquired
Software

Balance, December 31, 2018	$-
Additions	1,518
Amortization	(422)
Balance September 30, 2019	$1,096

Intangible assets represent computer software licenses, which are being amortized over their underlying contractual period of three years. The expense has been included in depreciation, depletion and amortization expense in profit or loss.

8.	RIGHT-OF-USE LEASED ASSETS

The following table presents the right-of-use assets for the Company:

		Office			Total right-of-use
	Note	premises	Plant	Vehicles	assets

Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	3,11	$1,091	$656	$88	$1,835
Additions		8	-	-	8
Adjustments			(22)		(22)
Depreciation		(126)	(152)	(34)	$(312)
Balance September 30, 2019		$973	$482	$54	$1,509

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a)	Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2017	485,850	98,021	62,844	11,862	10,533	669,110
Additions	30,377	4,480	3,411	482	1,701	40,451
Balance at December 31, 2018	$516,227	$102,501	$66,255	$12,344	$12,234	$709,561
Additions	13,172	1,478	8,235	599	450	23,934
Disposals	(45)	-	-	-	-	(45)
Balance at September 30, 2019	$529,354	$103,979	$74,490	$12,943	$12,684	$733,450

Accumulated amortization and impairment
Balance at December 31, 2017	431,481	87,209	44,525	9,402	7,677	580,294
Amortization	34,420	1,289	3,288	272	1,221	40,490
Balance at December 31, 2018	$465,901	$88,498	$47,813	$9,674	$8,898	$620,784
Amortization	19,416	2,586	2,153	111	826	25,092
Balance at September 30, 2019	$485,317	$91,084	$49,966	$9,785	$9,724	$645,876

Net book value
At December 31, 2018	$50,326	$14,003	$18,442	$2,670	$3,336	$88,777
At September 30, 2019	$44,037	$12,895	$24,524	$3,158	$2,960	$87,574

Included in Mineral properties is $11,797 in acquisition costs for exploration and evaluation properties (December 31, 2018 – $11,246).

As of September 30, 2019, the Company has $4,522 committed to capital equipment purchases.

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso properties from Ocampo Mining S.A. de C.V. (“Ocampo”) The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions, and pay Ocampo a fixed per tonne production payment plus a floating net smelter royalty based on the spot silver price. Both properties cover possible extensions of the Guanaceví ore bodies with the El Porvenir concession adjacent to the Company’s operating Porvenir Norte mine and the El Curso concession adjacent to the Company’s now closed Porvenir Cuatro mine.

10.	LOANS PAYABLE

	June 30,	December 31,
	2019	2018

Current loans payable	$2,646	$-
Non-Current loans payable	4,997	-
Total at September 30, 2019	$7,643	$-

During the period the Company entered into two separate 3-year financing arrangements for software licenses and 6 new loan agreements totaling for the purchase of capital assets with terms ranging from 1 year to 4 years. The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 8.3% ..

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	LEASES LIABILITIES

The Company leases its office space and the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The company leases vehicles with a lease term of three years. The Company has the option to purchase the assets at the end of the contract term. As at September 30, 2019, the Company is reasonably certain that the purchase option for this lease will be exercised, therefore the amount for the purchase option has been included in the measurement of the right-of-use asset and lease liability.

The following table presents the lease obligations of the Company:

		September 30,
	Note	20 19

Lease liabilities recognized on adoption of IFRS 16 on January 1, 2019	3	$1,422
Additions		8
Interest		69
Payments		(223)
Effects of movement in exchange rates		30
Balance as at September 30, 2019		1,306
Less: Current portion		(213)
Non -Current Lease Liabilities		$1,093

The following table presents lease liability maturity – contractual undiscounted cash flows for the Company:

September 30,
2019

Less than one year	$297
One to five years	743
More than five years	626
Total at September 30, 2019	$1,666

The following amounts have been recognized in Profit or Loss:

	Three months ended	Nine months ended
	September 30, 2019	September 30, 2019

Interest on lease liabilities	$25	$69
Foreign exchange	29	29
Expenses related to short-term leases	153	268

The lease liabilities have a weighted-average interest rate of 7.6% . For the three and nine months ended September 30, 2019, the Company recognized $25 and $69 respectively, in interest expense on the lease liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SHARE CAPITAL

	(a)	Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “At- The-Market” (“ATM”) distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the nine months ended September 30, 2019, the Company issued 8,957,167 common shares under the ATM facility at an average price of $2.17 per share for gross proceeds of $19,446, less commission of $438.

During the nine months ended September 30, 2019, the Company also recognized $396 of additional transaction costs related to the ATM financing as share issuance costs, which have been presented net of share capital.

	(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan, approved by the Company’s shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Nine Months Ended		Year Ended
	September 30, 2019		December 31, 2018

		Weighted		Weighted
	Number	average	Number of	average
	of shares	exercise price	shares	exercise price
Outstanding, beginning of year	5,987,800	$3.96	5,792,800	$4.00
Granted	1,759,000	$3.22	1,262,500	$3.80
Exercised	(170,000)	$2.65	(127,000)	$2.65
Cancelled and expired	(653,800)	$4.58	(940,500)	$4.15
Outstanding, end of the period	6,923,000	$3.74	5,987,800	$3.96

Options exercisable at the end of the period	5,384,600	$3.84	4,946,300	$3.96

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the information about stock options outstanding at September 30, 2019:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2019	(Number of Years)	Price	September 30, 2019	Price

$2.00 - $2.99	864,500	0.7	$2.65	844,500	$2.65
$3.00 - $3.99	2,941,500	4.1	$3.47	1,423,100	$3.53
$4.00 - $4.99	3,117,000	2.1	$4.31	3,117,000	$4.31
	6,923,000	2.8	$3.74	5,384,600	$3.84

During the three and nine months ended September 30, 2019, the Company recognized share-based compensation expense of $487 and $1,866 respectively (September 30, 2018 - $538 and 1,599 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended	Year Ended
	September 30, 2019	December 31, 2018
Weighted -average fair value of option in CAN $	$1.57	$1.96
Risk-free interest rate	1.75%	2.05%
Expected dividend yield	0%	0%
Expected stock price volatility	64%	69%
Expected option life in years	3.83	3.79

(c)         Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Nine Months Ended	Year Ended
	September 30, 2019	December 31, 2018
	Number of units	Number of units
Outstanding, beginning of year	616,000	200,000
Granted (1)	603,000	446,000
Cancelled	-	(30,000)
Outstanding, end of period	1,219,000	616,000

The Company granted 603,000 PSUs during the nine months ended September 30, 2019 (September 30, 2018 – 446,000). The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company’s share price performance relative to a representative group of other mining companies. 170,000 PSUs vest on May 3, 2020, 446,000 PSUs vest on May 3, 2021 and 603,000 vest on March 3, 2022.

During the three and nine months ended September 30, 2019, the Company recognized share-based compensation expense of $276 and $747 respectively related to the PSUs (September 30, 2018 –$163 and $295).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Nine Months Ended		Year Ended
	September 30, 2019		December 31, 2018

		Weighted		Weighted
	Number	Average Grant	Number	Average
	of units	Price	of units	Grant Pr ice
Outstanding, beginning of year	652,276	$3.48	548,392	$3.44
Granted	214,069	$3.00	103,884	$3.68
Redeemed	-	-	-	-
Outstanding, end of period	866,345	$3.36	652,276	$3.48

Fair value at period end	866,345	$2.96	652,276	$2.94

During the three months ended September 30, 2019, the Company recognized director’s compensation of $192 and $530 for the three and nine months ended September 30, 2019, respectively (September 30, 2018 – expense recovery of $510 and an expense of $170 respectively) related to DSUs. DSU expenses, which are included in general and administrative salaries, wages and benefits, are based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years. As of September 30, 2019, there are 866,345 deferred share units outstanding (December 31, 2018 – 652,276) with a fair market value of $1,937 (December 31, 2018 - $1,407) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and the exercise date.

	Nine Months Ended		Year Ended
	September 30, 2019		December 31, 2018
		Weighted		Weighted
	Number	Average Grant	Number	Averag e
	of units	Price	of units	Grant Price
Outstanding, beginning of year	694,000	$3.99	911,993	$3.80
Granted	-	-	-	-
Exercised	-	-	(96,661)	$2.21
Cancelled	(376,000)	$4.57	(121,332)	$3.96
Outstanding, end of period	318,000	$3.30	694,000	$3.99

Exercisable at the end of the period	318,000	$3.30	553,679	$4.16

During the three months and nine months ended September 30, 2019, the Company recognized an expense of $20 and an expense recovery of $20 respectively, related to SARs, which is included in operation and exploration salaries, wages and benefits (September 30, 2018 – expense recovery of $314 and $137 respectively) based on the fair value of new grants and the change in the fair value of the SARs granted in the current and prior years. As of September 30, 2019, there are 318,000 SARs outstanding (December 31, 2018 – 694,000) with a fair market value of $52 (December 31, 2018 - $72) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three Months Ended
	September 30,	September 30,
	2019	2018
Net earnings (loss)	$(6,768)	$(5,452)
Basic weighted average number of shares outstanding	137,739,857	128,805,441
Diluted weighted average number of share outstanding	137,739,857	128,805,441

Diluted earnings (loss) per share	$(0.05)	$(0.04)

	Nine Months Ended
	September 30,	September 30,
	2019	2018
Net earnings (loss)	$(30,169)	$(8,778)
Basic weighted average number of shares outstanding	133,788,084	127,959,526
Diluted weighted average number of share outstanding	133,788,084	127,959,526

Diluted earnings (loss) per share	$(0.23)	$(0.07)

13.	EXPLORATION

	Three months Ended		Nine months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Depreciation, depletion and amortization	$59	$29	$179	$76
Share-based compensation	136	128	447	246
Salaries, wages and benefits	718	641	2,571	2,074
Direct exploration expenditures	811	3,167	4,067	8,022
	$1,724	$3,965	$7,264	$10,418

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	GENERAL AND ADMINISTRATIVE

	Three months Ended		Nine months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Depreciation, depletion and amortization	$81	$67	$237	$182
Share-based compensation	577	573	2,008	1,741
Salaries, wages and benefits	848	151	2,699	2,502
Direct general and administrative expenditures	835	525	2,448	2,420
	$2,341	$1,316	$7,392	$6,845

Included in salaries, wages and benefits is an expense of $192 and $530 for the three months and the nine months ended September 30, 2019 respectively, related to directors’ deferred share units (September 30, 2018 –expense recovery of $510 and an expense of $170 respectively)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months Ended		Nine months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Net changes in non-cash working capital:
Accounts receivable	$(2,646)	$(600)	$(2,535)	$(1,770)
Inventories	(4,331)	(1,613)	(6,378)	(3,025)
Prepaid expenses	187	53	731	41
Accounts payable and accrued liabilities	(443)	(680)	(2,682)	(115)
Income taxes payable	(100)	300	(2,349)	(546)
	$(7,333)	$(2,540)	$(13,213)	$(5,415)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	177	-	177	131

Other cash disbursements:
Income taxes paid	522	442	2,204	2,533
Special mining duty paid	-	-	1,670	1,012

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

16.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has four operating mining segments, Guanaceví, Bolañitos, El Cubo and El Compas, which are located in Mexico, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	September 30, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$13,444	$207	$4,989	$400	$102	$2,844	$21,986
Other Investments	64	-	-	-	-	-	64
Accounts receivables	225	2,123	6,818	7,565	5,642	6,849	29,222
Inventories	-	-	7,952	4,703	2,413	2,797	17,865
Prepaid expenses	627	132	662	313	149	90	1,973
Non-current deposits	76	-	305	151	74	-	606
Deferred income tax asset	-	-	8,582	1,489	816	-	10,887
Intangible assets	59	130	187	207	263	250	1,096
Right-of-use leased assets	772	-	54	193	-	490	1,509
Mineral property, plant and equipment	427	12,242	33,247	16,841	6,265	18,552	87,574
Total assets	$15,694	$14,834	$62,796	$31,862	$15,724	$31,872	$172,782

Accounts payable and accrued liabilities	$5,027	$435	$5,364	$2,659	$2,335	$1,284	$17,104
Income taxes payable	785	-	583	69	264	-	1,701
Loans payable	59	159	1,937	5,168	160	160	7,643
Lease obligations	1,056	-	52	198			1,306
Provision for reclamation and rehabilitation	-	-	2,168	1,838	4,224	121	8,351
Deferred income tax liability	-	-	-	199	-	299	498
Total liabilities	$6,927	$594	$10,104	$10,131	$6,983	$1,864	$36,603

	December 31, 2018
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$14,477	$765	$3,947	$4,776	$8,863	$548	$33,376
Other Investments	88	-	-	-	-	-	88
Accounts receivables	176	1,924	9,386	2,760	8,996	3,705	26,947
Inventories	-	-	6,310	3,736	2,939	1,909	14,894
Prepaid expenses	1,666	75	706	26	129	102	2,704
Non-current deposits	76	-	308	151	74	505	1,114
Deferred income tax asset	-	-	6,782	1,549	816	-	9,147
Mineral property, plant and equipment	573	11,791	34,933	9,348	11,323	20,809	88,777
Total assets	$17,056	$14,555	$62,372	$22,346	$33,140	$27,578	$177,047

Accounts payable and accrued liabilities	$6,045	$287	$5,528	$1,872	$4,347	$1,391	$19,470
Income taxes payable	1,028	-	926	878	1,218	-	4,050
Deferred lease inducement	217	-	-	-	-	-	217
Provision for reclamation and rehabilitation	-	-	2,128	1,805	4,148	114	8,195
Deferred income tax liability	-	-	-	36	-	299	335
Total liabilities	$7,290	$287	$8,582	$4,591	$9,713	$1,804	$32,267

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

	Three months ended September 30, 2019
Silver revenue	$-	$-	$7,916	$1,881	$3,947	$889	$14,633
Gold revenue	-	-	1,973	3,436	3,289	5,258	13,956
Total revenue	$-	$-	$9,889	$5,317	$7,236	$6,147	$28,589

Salaries, wages and benefits:
mining	$-	$-	$1,415	$1,432	$1,364	$91	$4,302
processing	-	-	403	288	293	165	1,149
administrative	-	-	615	503	632	277	2,027
stock based compensation	-	-	14	12	12	12	50
change in inventory	-	-	(456)	(437)	46	90	(757)
Total salaries, wages and benefits	-	-	1,991	1,798	2,347	635	6,771

Direct costs:
mining	-	-	4,207	2,523	2,845	964	10,539
processing	-	-	1,854	994	1,231	703	4,782
administrative	-	-	586	387	603	230	1,806
change in inventory	-	-	(1,440)	(1,276)	31	366	(2,319)
Total direct production costs	-	-	5,207	2,628	4,710	2,263	14,808

Depreciation, depletion and amortization:
depreciation, depletion and amortization	-	-	3,004	936	1,502	1,587	7,029
change in inventory	-	-	(342)	(356)	35	688	25
Total depreciation and depletion	-	-	2,662	580	1,537	2,275	7,054

Royalties	-	-	255	31	33	127	446
Write down of inventory to NRV	-	-	276	-	-	948	1,224

Total cost of sales	$-	$-	$10,391	$5,037	$8,627	$6,248	$30,303

Earnings (loss) before taxes	$(3,385)	$(1,724)	$(502)	$280	$(1,391)	$(101)	$(6,823)

Current income tax expense (recovery)	-	-	107	292	113	-	512
Deferred income tax expense (recovery)	-	-	512	(549)	(530)	-	(567)
Total income tax expense (recovery)	-	-	619	(257)	(417)	-	(55)

Net earnings (loss)	$(3,385)	$(1,724)	$(1,121)	$537	$(974)	$(101)	$(6,768)

The Exploration segment included $214 of costs incurred in Chile for the three months ended September 30, 2019 (September 30, 2018 - $156).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

	Three months ended September 30, 2018
Silver revenue	$-	$-	$9,254	$3,465	$9,373	$-	$22,092
Gold revenue	-	-	1,492	5,806	8,191	-	15,489
Total revenue	$-	$-	$10,746	$9,271	$17,564	$-	$37,581

Salaries, wages and benefits:
mining	$-	$-	$1,334	$1,312	$1,941	$-	$4,587
processing	-	-	403	286	451	-	1,140
administrative	-	-	635	538	596	-	1,769
stock based compensation	-	-	-	-	-	-	-
change in inventory	-	-	302	21	11	-	334
Total salaries, wages and benefits	-	-	2,674	2,157	2,999	-	7,830

Direct costs:
mining	-	-	4,987	2,867	3,440	-	11,294
processing	-	-	1,777	1,745	2,344	-	5,866
administrative	-	-	394	377	511	-	1,282
change in inventory	-	-	1,262	84	(44)	-	1,302
Total direct production costs	-	-	8,420	5,073	6,251	-	19,744

Depreciation and depletion:
depreciation and depletion	-	-	6,682	341	5,549	-	12,572
change in inventory	-	-	711	3	(182)	-	532
Total depreciation and depletion	-	-	7,393	344	5,367	-	13,104

Royalties	-	-	294	44	83	-	421
Write down of inventory to NRV	-	-	1,262	-	-	-	1,262

Total cost of sales	$-	$-	$20,043	$7,618	$14,700	$-	$42,361

Earnings (loss) before taxes	$627	$(3,965)	$(9,297)	$1,653	$2,864	$-	$(8,118)

Current income tax expense (recovery)	-	-	150	(212)	353	-	291
Deferred income tax expense (recovery)	-	-	(2,736)	(221)	-	-	(2,957)
Total income tax expense (recovery)	-	-	(2,586)	(433)	353	-	(2,666)

Net earnings (loss)	$627	$(3,965)	$(6,711)	$2,086	$2,511	$-	$(5,452)

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

	Nine months ended September 30, 2019
Silver revenue	$-	$-	$23,482	$8,041	$15,116	$1,087	$47,726
Gold revenue	-	-	5,357	14,391	12,655	6,985	39,388
Total revenue	$-	$-	$28,839	$22,432	$27,771	$8,072	$87,114

Salaries, wages and benefits:
mining	$-	$-	$5,160	$3,803	$4,479	$183	$13,625
processing	-	-	1,221	862	1,026	354	3,463
administrative	-	-	2,069	1,519	2,215	661	6,464
stock based compensation	-	-	41	39	39	39	158
change in inventory	-	-	(517)	(69)	10	(33)	(609)
Total salaries, wages and benefits	-	-	7,974	6,154	7,769	1,204	23,101

Direct costs:
mining	-	-	13,806	7,265	8,547	1,926	31,544
processing	-	-	5,377	3,868	3,918	1,372	14,535
administrative	-	-	1,820	1,028	1,797	405	5,050
change in inventory	-	-	(1,234)	(501)	24	(196)	(1,907)
Total direct production costs	-	-	19,769	11,660	14,286	3,507	49,222

Depreciation and depletion:
depreciation and depletion	-	-	10,909	2,775	5,243	3,555	22,482
change in inventory	-	-	(258)	(379)	79	(605)	(1,163)
Total depreciation and depletion	-	-	10,651	2,396	5,322	2,950	21,319

Royalties	-	-	684	118	130	167	1,099
Write down of inventory to NRV	-	-	2,705	-	-	3,238	5,943

Total cost of sales	$-	$-	$41,783	$20,328	$27,507	$11,066	$100,684

Severance costs	-	-	-	-	1,100	-	1,100

Earnings (loss) before taxes	$(8,581)	$(7,264)	$(12,944)	$2,104	$(836)	$(2,994)	$(30,515)

Current income tax expense (recovery)	-	-	333	636	425	-	1,394
Deferred income tax expense (recovery)	-	-	60	(1,800)	-	-	(1,740)
Total income tax expense (recovery)	-	-	393	(1,164)	425	-	(346)

Net earnings (loss)	$(8,581)	$(7,264)	$(13,337)	$3,268	$(1,261)	$(2,994)	$(30,169)

The Exploration segment included $900 of costs incurred in Chile for the nine months ended September 30, 2019 (September 30, 2018 - $487).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

	Nine months ended September 30, 2018
Silver revenue	$-	$-	$25,868	$11,630	$29,162	$-	$66,660
Gold revenue	-	-	5,540	20,306	24,170	-	50,016
Total revenue	$-	$-	$31,408	$31,936	$53,332	$-	$116,676

Salaries, wages and benefits:
mining	$-	$-	$3,649	$3,799	$6,215	$-	$13,663
processing	-	-	1,192	824	1,406	-	3,422
administrative	-	-	1,754	1,725	2,111	-	5,590
stock based compensation	-	-	(31)	(31)	(31)	-	(93)
change in inventory	-	-	851	34	(41)	-	844
Total salaries, wages and benefits	-	-	7,415	6,351	9,660	-	23,426

Direct costs:
mining	-	-	13,775	8,001	10,182	-	31,958
processing	-	-	4,580	5,046	6,047	-	15,673
administrative	-	-	1,273	1,233	1,779	-	4,285
change in inventory	-	-	1,536	117	12	-	1,665
Total direct production costs	-	-	21,164	14,397	18,020	-	53,581

Depreciation and depletion:
depreciation and depletion	-	-	17,876	1,002	11,428	-	30,306
change in inventory	-	-	765	(1)	(352)	-	412
Total depreciation and depletion	-	-	18,641	1,001	11,076	-	30,718

Royalties	-	-	887	154	255	-	1,296
Write down of inventory to NRV	-	-	4,544	-	-	-	4,544

Total cost of sales	$-	$-	$52,651	$21,903	$39,011	$-	$113,565

Earnings (loss) before taxes	$(5,685)	$(10,418)	$(21,243)	$10,033	$14,321	$-	$(12,992)

Current income tax expense (recovery)	-	-	448	1,462	1,034	-	2,944
Deferred income tax expense (recovery)	-	-	(7,143)	(15)	-	-	(7,158)
Total income tax expense (recovery)	-	-	(6,695)	1,447	1,034	-	(4,214)

Net earnings (loss)	$(5,685)	$(10,418)	$(14,548)	$8,586	$13,287	$-	$(8,778)

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

17.	INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2,100), MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 6.3 million ($300) and inflationary charges of MXN 9.5 million ($500) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2019, the Company’s income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV (“Cubo”), a subsidiary of the Company, received a MXN 58.5 million ($3,000) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consists of MXN 24.1 million for taxes, MXN 21.0 million for penalties, 10.4 million for interest and MXN 3.0 million for inflation. As of December 31, 2018, the Cubo entity had MXN 1.47 billion ($75,000) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company’s judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo will likely provide a lien on certain assets during the appeal process.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

18.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS Financial assets and liabilities

As at September 30, 2019, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Fair value
	through profit or	Amortized	Carrying
	loss	cost	value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	21,986	21,986	21,986
Investments	64	-	64	64
Trade and other receivables	7,419	440	7,859	7,859
Total financial assets	7,483	22,426	29,909	29,909

Financial liabilities:
Accounts payable and accrued liabilites	1,989	15,115	17,104	17,104
Loans payable	-	7,6 43	7,643	7,643
Total financial liabilities	1,989	22,758	24,747	24,747

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy. Deferred share units are determined based on a market approach reflecting the Company’s closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges. The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the period ended September 30, 2019.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at September 30, 2019 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	64	64	-	-
Trade receivables	7,419	-	7,419	-
Total financial assets	7,483	64	7,419	-

Financial liabilities :
Deferred share units	1,937	1,937	-	-
Share appreciation rights	52	-	52	-
Total financial liabilities	1,989	1,937	5	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2019 and 2018
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Margaret Beck
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Nicholas Shakesby – Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Manuel Echevarria – Vice President, New Projects
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 26